Achari Ventures Holdings Corp. I

60 Walnut Avenue Suite 400

Clark, NJ 07066

October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell and Chris Edwards

Re:	Achari Ventures Holdings Corp. I
Registration Statement on Form S-1, as amended
Filed August 5, 2021
File No. 333-258476

Dear Mr. Schiffman and Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Achari Venture Holdings Corp. I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, October 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Vikas Desai
Vikas Desai
Chief Executive Officer

cc:	Reed Smith LLP White and Williams LLP